UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 333-256665

ABITS GROUP INC

Level 24 Lee Garden One 33 Hysan

Avenue Causeway Bay Hong Kong SAR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On August 13, 2025, the Registrant reported its Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024 (the “Original Interim Financial Statements”) on a current report on Form 6-K (the “Form 6-K” or the “Original Report”) furnished to the Securities and Exchange Commission on August 13, 2025.

The Original Interim Financial Statements contained errors related to the shareholders’ equity of the Registrant. The Registrant was authorized to issue an unlimited number of ordinary shares, no par value each, and an unlimited number of preferred shares, no par value each, as of June 30, 2025. The Original Interim Financial Statements incorrectly stated that the Registrant’s authorized shares consisted of 3,333,333 preferred shares, $0.01515 par value each, and 10,000,000 ordinary shares, $0.015 par value each. As of June 30, 2025, the number of issued and outstanding ordinary shares was 2,369,995 shares, which was incorrectly stated as 2,370,139 ordinary shares. The Original Interim Financial Statements did not include disclosure regarding the changes to the Registrant’s authorized shares and the share consolidation effected on March 10, 2025. As a result of the above errors, the Unaudited Consolidated Balance Sheets, Unaudited Consolidated Statements Of Operations And Comprehensive Loss and Unaudited Consolidated Statements Of Changes To Shareholders’ Equity as of and for the six months ended June 30, 2025 and 2024 and related notes thereof were amended and restated.

This Amendment No. 1 to the Original Report on Form 6-K/A (the “Form 6-K/A”) is being filed to report the amendments to the Original Interim Financial Statements (the “Amended Interim Financial Statements”)

The Amended Interim Financial Statements are attached as Exhibit 99.2 to this Form 6-K/A. On September 2, 2025, the Registrant issued a press release announcing its Amended Interim Financial Statements, which press release is attached as Exhibit 99.3 to this Form 6-K/A.

No other changes have been made to the Original Report. The Form 6-K, as amended by this Form 6-K/A, speaks as of the original filing date of the Form 6-K, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 6-K and is not intended to update the disclosures made in the Form 6-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Financial Statements and Exhibits.

The following exhibits are attached.

Exhibit Index

99.2	Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024
99.3	Press release dated September 2, 2025 on the Amended Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITS GROUP INC

Date: September 2, 2025	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer